
11016422



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blue Capital Group LLC**

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 S. LaSalle Street, Suite 1850
                        (No. and Street)

Chicago   Illinois   60605
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Casper   312-450-6440
                                              (Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Schultz and Chez, LLP
    (Name – *if individual, state last, first, middle name*)

   141 W. Jackson Blvd., Suite 2900   Chicago   IL   60604
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number**



OATH OR AFFIRMATION

I, Brian Casper, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of **Blue Capital Group LLC**, as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

CFO
_____
Title

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2011

_____
Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Income
- [ ] (d) Statement of Changes in Member's Equity
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants



141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
    BLUE CAPITAL GROUP LLC
        Chicago, Illinois

We have audited the accompanying statement of financial condition of Blue Capital Group LLC as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Blue Capital Group LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Schultz & Chez, L.L.P.

Chicago, Illinois
February 11, 2011

BLUE CAPITAL GROUP LLC
(a Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$	935,076
Due from broker/dealer		316,747,018
Securities owned, at market		
U.S. government		250,552
Equities		82,480,329
Options		886,325,250
Furniture and equipment, net		2,913,853
Exchange memberships, at cost (market value $2,688,000)		4,133,000
Other assets		624,495
TOTAL ASSETS	$	1,294,409,573

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Securities sold, not yet purchased, at market		
Equities	$	354,385,998
Options		894,095,912
Accounts payable and accrued expenses		1,735,280
Total Liabilities		1,250,217,190
Members' Equity		44,192,383
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,294,409,573

BLUE CAPITAL GROUP LLC
(a Delaware Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

(1) NATURE OF BUSINESS

Blue Capital Group LLC, a Delaware Limited Liability Company, operates as a market-maker and trader on various securities and futures exchanges.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Securities owned and securities sold, not yet purchased, held in firm trading and investment accounts, are carried at market value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Furniture and equipment is recorded at cost and is depreciated over its estimated useful life using an accelerated method. At December 31, 2010, accumulated depreciation was $4,409,541. There were $487,906 in dispositions during the year.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company flows through to the respective income tax returns of the members.

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes" provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2010.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

BLUE CAPITAL GROUP LLC
(a Delaware Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

(3) DERIVATIVE INSTRUMENTS

In the normal course of conducting business as a market-maker/trader, the Company engages in transactions involving derivative instruments - futures for hedging purposes, and, options and futures for trading purposes. The company uses futures to hedge certain interest rate risks. ASC 815-10 requires the disclosure of certain quantitative data related to derivative contracts. The fair values of options are reflected on the statement of financial condition. The following table indicates the fair values of futures contracts as separate assets and liabilities as of December 31, 2010.

ASSETS

Futures contracts designated as hedging instruments
Currencies $ 222,356

   Total unrealized gain on open futures contracts $ 222,356

LIABILITIES

Futures contracts designated as trading instruments
Indicies $ (12,833,518)

   Total unrealized loss on open futures contracts $ (12,833,518)

   Net unrealized gain (loss) on open futures contracts* $ (12,611,162)

* This amount is a component of "Due from broker/dealer" on the Statement of Financial Condition.

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into transactions in exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

(3) DERIVATIVE INSTRUMENTS (CONTINUED)

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices volatilities, credit spreads, or other risks, such as liquidity. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded contracts, The Options Clearing Corporation and Chicago Mercantile Exchange act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties of specific positions.

Concentrations of Credit Risk

The Company clears all of its trades through its clearing broker. In the event this clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of this clearing broker.

The Company maintains a substantial portion of its cash balance at a financial institution located in Chicago. The account balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under ASC 460-10, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2010, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire, and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2010, are included in securities sold, not yet purchased on the statement of financial condition.

(4) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $32,544,000 which exceeded requirements by $32,428,000 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(5) *LEASE COMMITMENTS*

The Company has entered into two office space lease commitments which expire through September 30, 2014. The future minimum rental payments are as follows:

December 31,	Amount
2011	$ 267,192
2012	273,872
2013	280,719
2014	214,462
Total	$ 1,036,245

(6) FAIR VALUE MEASUREMENTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

At December 31, 2010, all financial instruments of the Company are listed and actively traded and, accordingly, are classified as Level 1. No valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(7)   EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Company may make discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan Agreement. There were no matching contributions during the year.

(8)   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 11, 2011, which is the date the financial statement was available to be issued.

During the period from January 1, 2011 through February 11, 2011, members made withdrawals of $110,014

Blue Capital Group LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010